                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------

                                   FORM 11-K/A



                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


 Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
                                 (Fee Required)





FOR THE FISCAL YEAR ENDED JULY 1, 1994               COMMISSION FILE NUMBER 1-3344



                         SPRING CITY KNITTING CO., INC.
                            RETIREMENT SAVINGS PLAN
                            (Full title of the plan)

                              --------------------

                              SARA LEE CORPORATION
                           Three First National Plaza
                                   Suite 4600
                            Chicago, Illinois 60602
  (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Retirement Committee of
Spring City Knitting Co., Inc.:

We were engaged to audit the accompanying statements of net assets available for plan benefits of the Spring City Knitting Co., Inc. Retirement Savings Plan as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 3, which was certified by Wachovia Bank of North Carolina, N.A., the trustee of the Plan, except for comparing such information with the related information included in the 1994 and 1993 financial statements. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 1994 and 1993, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements taken as a whole. The form and content of the information included in the financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


                                                /s/ Arthur Andersen LLP


Greensboro, North Carolina,
  May 9, 1995.

            SPRING CITY KNITTING CO., INC. RETIREMENT SAVINGS PLAN

            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994 AND 1993
            TOGETHER WITH AUDITORS' REPORT

                         SPRING CITY KNITTING CO., INC.
                            RETIREMENT SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1994 AND 1993





                                                                                         1994           1993
                                                                                         ----           ----
 ASSETS:
     Contributions-
       Employer contributions receivable (Note 4)                                     $   96,247     $  233,876
       Employee contributions receivable (Note 5)                                          8,660        152,482
       Refunds receivable                                                                      0         17,187
       Income receivable (Note 6)                                                              0          5,230
     Accrued interest income                                                              22,015         21,999
     Investment in master trust                                                        1,267,973      2,648,655
                                                                                      ----------     ----------
                                                                                       1,394,895      3,079,429
 LIABILITIES - Administrative fees payable                                                    88              0
                                                                                      ----------     ----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS                                               $1,394,807     $3,079,429
                                                                                      ==========     ==========


                The accompanying notes to financial statements
                   are an integral part of these statements.

                         SPRING CITY KNITTING CO., INC.
                            RETIREMENT SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


                                                         INTEREST       DIVERSIFIED     INTERNATIONAL     SMALL STOCK
                                                          INCOME        EQUITY FUND        EQUITY            FUND
                                                          FUND         ------------        FUND           -----------
                                                         ------                         ------------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                    $  1,849,507   $116,209        $  0               $    0
                                                         ------------   --------        ----               ------
 ADDITIONS TO NET ASSETS:
     Investment income-
       Interest                                               108,268      4,024          16                  114
       Realized gains                                               0      1,234           0                    0
     Contributions-
       Employer                                                40,759     13,038         112                  366
       Employee                                               222,081      4,603         833                3,006
     Transfers from another plan                               39,416      7,190           0                    0
                                                         ------------   --------        ----               ------
                    Total additions                           410,524     30,089         961                3,486
                                                         ------------   --------        ----               ------
 DEDUCTIONS TO NET ASSETS:
     Benefits paid to participants                          1,728,463      7,222           0                    0
     Administrative expenses                                      283          0           0                    0
     Realized losses                                                0          0           0                    1
     Unrealized losses                                          6,976      3,954          35                   83
                                                         ------------   --------        ----               ------
                  Total deductions                          1,735,722     11,176          35                   84
                                                         ------------   --------        ----               ------
 NET INCREASE (DECREASE) IN PLAN ASSETS
                                                           (1,325,198)    18,913         926                3,402
                                                         ------------   --------        ----               ------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                          $    524,309   $135,122        $926               $3,402
                                                         ============   ========        ====               ======

                                                                                        EMPLOYER
                                                                       SARA LEE           MONEY
                                                                      CORPORATION       PURCHASE
                                                        BALANCED      COMMON STOCK     CONTRIBUTION
                                                          FUND            FUND            FUND               TOTAL
                                                       ---------      ------------     ------------          -----
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                    $    0         $    0          $1,113,713         $ 3,079,429
                                                         ------         ------          ----------         -----------
 ADDITIONS TO NET ASSETS:
     Investment income-
       Interest                                              52             77              59,461             172,012
       Realized gains                                         0              0                   0               1,234
     Contributions-
       Employer                                             309            483              96,247             151,314
       Employee                                           2,352          4,251                   0             237,126
     Transfers from another plan                              0              0                   0              46,606
                                                         ------         ------          ----------         -----------
                  Total additions                         2,713          4,811             155,708             608,292
                                                         ------         ------          ----------         -----------
 DEDUCTIONS TO NET ASSETS:
     Benefits paid to participants                            0              0             545,683           2,281,368
     Administrative expenses                                  0              0                 172                 455
     Realized losses                                          6              0                   0                   7
     Unrealized losses                                       36              0                   0              11,084
                                                         ------         ------          ----------         -----------
                  Total deductions                           42              0             545,855           2,292,914
                                                         ------         ------          ----------         -----------
 NET INCREASE (DECREASE) IN PLAN ASSETS
                                                          2,671          4,811            (390,147)         (1,684,622)
                                                         ------         ------          ----------         -----------
 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                          $2,671         $4,811          $  723,566         $ 1,394,807
                                                         ======         ======          ==========         ===========





             The accompanying notes to financial statements are an
                       integral part of this statement.

                         SPRING CITY KNITTING CO., INC.
                            RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1994 AND 1993

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
A brief summary of the significant accounting and reporting policies followed by the Retirement Savings Plan (the Plan) of Spring City Knitting Co., Inc. (the Company) in the preparation of its financial statements is presented below.
BASIS OF ACCOUNTING
The Plan's financial statements are presented on the accrual basis of accounting.
INVESTMENT VALUATION
Investments of the Plan are stated at current market value as determined by the plan trustee as of the balance sheet date. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.
TAX STATUS
The Internal Revenue Service issued a determination letter dated June 14, 1990, stating that the Plan was in accordance with applicable plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator and management believe that the Plan was designed and operated within the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 1994, and; accordingly, no provision for income taxes has been recorded in the accompanying financial statements.
EXPENSES
Trustee's fees are paid by the Plan; all other administrative expenses are paid by the Company.


2.  DESCRIPTION AND ADMINISTRATION OF THE PLAN:
The Plan is a contributory defined contribution plan covering all hourly and salaried employees of Spring City Knitting Co., Inc. (the Company), a subsidiary of Sara Lee Corporation except those employees who participate in a collective bargaining unit. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is composed of seven funds, the Interest Income Fund (IIF), Diversified Equity Fund, International Equity Fund, Small Stock Fund, Balanced Fund, Sara Lee Corporation Common Stock Fund and the Employer Money Purchase Contribution Fund (EMPCF).
For all funds except the EMPCF, employees may contribute up to 15% of applicable earnings per pay period. For hourly participants, the Company will contribute 40% of the participants' contributions up to a maximum of 2% of applicable earnings per pay period. On July 1, 1993, all salaried employees were transferred from the Plan into the Sara Lee Supplemental Retirement Plan. For the six months prior to the transfer, the Company contributed 50% of the salaried participants' contributions up to a maximum of 3% of applicable earnings per pay period. In addition, the Company will contribute any amounts required to restore the nonvested account balance of any reemployed participant provided the participant repays to the Plan the full amount of the distribution within five years following his date of reemployment. Employees who are not highly compensated as defined in the Plan are fully vested in the IIF and Small Stock Fund at all times. Highly compensated employees become fully vested in the IIF and Small Stock Fund upon the earlier of completion of two years of service, attainment of normal retirement date, total and permanent disability, or death. As of year-end, there were no highly compensated employees in the Plan. Under the EMPCF, the Company will pay to the Trustee for each plan year an amount to be allocated among the participant accounts of hourly employees who have completed 1,000 hours or more of service and who were employed as of the plan year-end. The amounts to be credited to each individual employer money purchase contribution account are the lesser of 1 1/2% of the employee's basic earnings for the plan year or the maximum annual addition allowable for the plan year as defined in the Plan and are included in employer contributions in the statements of changes in net assets available for plan benefits. Participants in this fund become fully vested after five years of service or upon the attainment of normal retirement date, total and permanent disability, or death.

A separate account is maintained for each participant, and the account balances are adjusted monthly for company contributions. Investment income is allocated to accounts semiannually in proportion to the participant's share of the Plan's net assets available for plan benefits as of the later of the last day of June or last day of December in the respective year ("preceding valuation date"). Forfeitures are applied as a credit to subsequent company contributions, thus reducing the amount deposited to the trust.
Effective June 6, 1994, Spring City Knitting Company, Inc. announced restructuring plans resulting in the shut-down of several manufacturing facilities and the related termination of employees. Upon termination, all participants became 100% vested in their respective participant account balances. These terminated participants had the option to leave their account balances within the Trust or receive a distribution of their accumulated benefits.
The Company has the right under the Plan, although it has not expressed any intent to do so, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of discontinuance of the Plan, all participants' accounts become fully vested.


3.  INFORMATION CERTIFIED BY THE TRUSTEE:
The assets of the Plan are held in the Sara Lee Corporation Investment Trust (the Investment Trust) at Wachovia Bank of North Carolina, N.A. (Wachovia). The plan assets included in the Investment Trust represent .4% and 1.7% of the total Investment Trust assets at December 31, 1994 and 1993, respectively. The following table summarizes the net value of the Plan's interest (including accrued income) in each investment account of the Investment Trust at the end of the plan year:

                                                                       VALUE AT
                            INVESTMENT ACCOUNT                     DECEMBER 31, 1994
                            ------------------                     -----------------
          Interest Income Fund                                     $  499,926
          Diversified Equity Fund                                     134,769
          International Equity Fund                                       888
          Small Stock Fund                                              3,133
          Balanced Fund                                                 2,577
          Sara Lee Corporation Common Stock Fund                        4,540
          Employer Money Purchase Contribution Fund                   622,140
                                                                   ----------
                                                                   $1,267,973
                                                                   ==========

The total cost, market value and detail of the Investment Trust assets, as well as the schedule of reportable transactions, are disclosed in a separate filing as of June 30, 1994.
The information in the financial statements was summarized from information supplied and certified by Wachovia, except for contributions and contribution receivables. The information certified by Wachovia was not audited in accordance with generally accepted auditing standards by independent public accountants, as permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.


4.  EMPLOYER CONTRIBUTIONS RECEIVABLES:
Employer contributions for the year ended December 31, 1994 and 1993, were contributed to the trust after the end of the plan year. As a result, as of December 31, 1994 and 1993, the Plan reflects a receivable from the Company of $96,247 and $233,876 for employer contributions receivable.


5.  EMPLOYEE CONTRIBUTION RECEIVABLE:
Employee contributions for the month ended December 31, 1994 and the period from July 1993 to December 1993, were contributed to the trust after the end of the respective plan year. As a result, as of December 31, 1994 and 1993, the Plan reflects a receivable from the Company of $8,660 and $152,482, respectively, for unremitted participant contributions.

6.  INCOME RECEIVABLE:
In October 1994 and retroactive to July 1993, the Plan was amended to permit participants to invest in four new investment options within the Sara Lee Corporation Master Trust. For administrative reasons, these investment options were not established for the Plan in 1993. As a result, existing account balances in the original two investment funds, which had been designated by the participants to be transferred to the four new options, remained in the previous investment funds.
The Company calculated the investment income that would have been earned by the participants during the period from July 1993 to December 31, 1993, had the employee contributions and existing balances been invested according to the applicable participants' elections. The amount of income that would have been earned by the participants, as calculated by the Company, in excess of actual earnings on existing balances which remained in original investment funds was reflected as a receivable of $5,230 on the accompanying 1993 statements of net assets available for plan benefits. The Company made the necessary corrective action in 1994 to make the contribution of this amount to the trust.


7.  RECONCILIATION TO FORM 5500:
As of December 31, 1993, the Plan had approximately $36,400 of pending distributions to participants who elected to withdraw from the operation and earnings of the Plan. These amounts were recorded as a liability in the Plan's 1993 Form 5500; however, these amounts are not recorded as a liability in accordance with generally accepted accounting principles on the financial statements.
As of December 31, 1994, the Plan did not have any pending distributions which would result in a liability in the Plan's 1994 Form 5500.
The following table reconciles net assets available for plan benefits and benefits paid to participants as reported in the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 1994:

                                                                                   NET ASSETS
                                                             BENEFITS PAID TO     AVAILABLE FOR
                                                               PARTICIPANTS       PLAN BENEFITS
                                                             ----------------     -------------
      As reported in the financial statements                   $2,281,368          $1,394,807
      Reversal of 1993 accrued benefit payments                    (36,400)                  0
                                                                ----------          ----------
      As filed in the Form 5500                                 $2,244,968          $1,394,807
                                                                ==========          ==========

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Spring City Knitting Co., Inc. Retirement Savings Plan previously filed Registration Statement File No. 33-35760.


                                                   /s/ Arthur Andersen LLP
                                                   ------------------------
                                                   ARTHUR ANDERSEN LLP

Greensboro, North Carolina,
  May 9,1995.

                                   SIGNATURES




      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 27, 1995                            SPRlNG ClTY KNITTING CO, INC.
                                               RETIREMENT SAVINGS PLAN


                                                           /s/ Michael E. Murphy
                                               ---------------------------------
                                               Michael E. Murphy, As a Committee
                                               Member on Behalf of the Committee